UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company Corporate Taxpayer's ID (CNPJ): 60.746.948/0001-12

Notice to the Market

Banco Bradesco S.A. (Bradesco) hereby informs its shareholders, customers and employees that its Board of Directors, at a meeting held on this date, resolved, among other matters that will be submitted to a Shareholders’ Meeting to be held on October 7, 2016, to propose an amendment to the Sole Paragraph of Article 18 of its Bylaws in order to increase the age limit for the position of Chief Executive Officer from less than 65 to less than 67 years old on the date of election.

This decision will allow Bradesco to take advantage of the vast professional and administrative experience acquired in the position of Chief Executive Officer, especially at this time when the operations of HSBC are being integrated, which is expected to generate important synergy gains.

Additional information on this statutory amendment, as well as on the other matters to be resolved at said Shareholders’ Meeting,  is available for consultation on Bradesco’s website www.bradesco.com.br at Investor Relations – Corporate Governance - Shareholders - Manual for the Participation in Shareholders’ Meetings, and on the websites www.bmfbovespa.com.br and/or www.cvm.gov.br.

Cidade de Deus, Osasco, SP, September 5, 2016

Banco Bradesco S.A.

Luiz Carlos Angelotti

Managing Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 05, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.